  EXHIBIT 99.1

November 3, 2016	News Release 16-28
Pretivm Reports Third Quarter 2016 Results
Vancouver, British Columbia November 3, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report the following highlights from the third quarter of 2016 and updates for its high-grade gold Brucejack Project in northern British Columbia.
Third Quarter 2016 Highlights
●
On July 21, 2016, we announced an updated Mineral Resource estimate for the Valley of the Kings. The program was successful in increasing the Measured Mineral Resources in the Valley of the Kings by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold). The program was also successful in adding Indicated Mineral Resources with Measured and Indicated Mineral Resources in the Valley of the Kings now totaling 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold), an increase from the December 2013 Valley of the Kings Mineral Resource estimate.
●
On August 10, 2016, we announced that the development of the Brucejack Project remained on schedule and that an updated mine plan was expected before year-end.
●
Working capital at September 30, 2016 was $153.2 million.
Construction and development continued on schedule during the third quarter of 2016 with multiple key components being advanced or completed.
The standing of the mill building structural steel and the installation of roof decking and wall cladding is complete. Construction of internal structural steel and decking is ongoing in preparation for delivery and installation of mechanical equipment. The surge bin has been installed and enclosed, the mill substation transformers have been positioned, the installation of the process and fire water tanks has advanced, foundation for the concentrate stock tank has been poured and assembly of the tailings thickener is progressing. Most of the major components including the SAG and ball mills are at site and initial mobilization of the remaining mechanical equipment has begun. In addition, all major contracts have now been awarded.
The kitchen facility and all three dorms that make up the 330-person camp are in operation and occupied. The roofing of the core section which includes offices, recreation and the mine dry is now complete. Structural interconnection work, electrical installation, communication wiring, and water and sewer piping has also been completed and work on the final interior finishes will be finalized shortly.
Collaring of the main portal access for the Valley of the Kings and the portal building foundations have been completed. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Underground development remains on schedule and crews are advancing at an average rate of over 30 meters a day. Underground work is focused on the headings for infrastructure with the truck dump, crusher area and the conveyor ramp excavated. The last remaining round in the conveyor decline will break through to surface when the portal building is covered. Underground infrastructure work has commenced with the transfer tower footings poured and underground crusher footings to commence.
Transmission line construction is also reaching completion with all towers now in place. Construction of the Brucejack transmission switchyard has been completed and the Knipple substation is being commissioned. The line has been strung from interconnection with the grid near Stewart, British Columbia to the Knipple substation. Stringing of the final 15 kilometers of the 57 kilometer long powerline is underway with completion of stringing the first of three phases of that section. The connection of the transmission line to the BC Hydro power grid remains on schedule and is expected in the fourth quarter.
With the US$540 million construction financing, available cash on hand and the proceeds from the first quarter equity offering of US$146.2 million, the development costs and the first three months of working capital for the Brucejack Project are fully funded.
Valley of the Kings Mineral Resource Estimate Update
During the quarter, the Valley of the Kings Mineral Resource estimate was updated (see news release dated July 21, 2016). Measured Mineral Resources in the Valley of the Kings increased by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold) and Measured and Indicated Mineral Resources in the Valley of the Kings now total 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold).

The Mineral Resource estimate is based on the results of the underground infill drill program designed to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level). A total of 63,444 meters was drilled, at 7.5 to 10 meter centers, in 364 drillholes and returned 49 intersections grading greater than 1,000 grams of gold per tonne. This included a bonanza grade intercept in hole VU-722 which encountered 37,117 grams of gold per tonne uncut over 0.5 meters.

In summary, the updated Mineral Resource estimate has confirmed the geological model for the Valley of the Kings, and combined Measured and Indicated Resources have not materially changed. The Valley of the Kings remains open to the east and west along strike, and at depth.

The Valley of the Kings Mineral Resource estimate was prepared by Pretivm under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person responsible for the Mineral Resource for the Brucejack Project. Pretivm employed the same approach and methodology as was used for the December 2013 Valley of the Kings Mineral Resource estimate. For details see Brucejack Project Mineral Resources Update Technical Report effective date 19 December 2013.

Mine Plan Update

With the completion of the updated Mineral Resource estimate for the Valley of the Kings and success in increasing confidence in the estimate in the areas to be mined in the first three years, the Valley of the Kings mine plan will be updated before year-end in preparation for production development.

2016 Exploration Program

The 2016 grass-roots exploration program which concluded in October was conducted to evaluate the broader regional exploration potential of the Brucejack property outside the area of known mineralization. The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers. The 2015 program included airborne magnetic, radiometric and EM surveys over two-thirds of the project area. The 2016 program covered the remaining areas with airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping and prospecting over the entire area. A limited drill program was also completed to enhance geological interpretation. Results from this year’s program are currently being analyzed for follow up in the future.
Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mining Engineering, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Project development. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the Brucejack Project exploration program.
Our unaudited condensed consolidated Financial Statements and Management Discussion and Analysis for the nine months ended September 30, 2016 are filed on SEDAR and available on our website at www.pretivm.com.
For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements
This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.